FRANKLIN TEMPLETON INVESTMENTS

One Franklin Parkway
San Mateo, CA 94403-1906
Facsimile 650.312.7059
Telephone 650.312.5824

December 13, 2010

Filed Via EDGAR (CIK # 0000876441)

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Re: Franklin Templeton International Trust ("Registrant")

File Nos. 033-41340 & 811-06336

Ladies/Gentlemen:

In response to comments received on our filing of Post-Effective Amendment No. 31 under the Securities Act of 1933, as amended, and Amendment No. 33 under the Investment Company Act of 1940, as amended, to the Registrant's Registration Statement on Form N-1A, filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on September 29, 2010, we have incorporated comments made to previously reviewed documents as those comments correspond to these documents, and we provide the following acknowledgements to the Commission:

•         Staff comments or changes to disclosure in response to Staff comments on the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings;

•         Staff comments or changes to disclosure in response to Staff comments on the filings reviewed by the Staff does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•         Registrant may not assert Staff comments or changes to disclosure in response to Staff comments on the filings reviewed by the Staff as a defense in any proceeding initiated by the SEC.

Please direct any inquiries regarding this filing to the undersigned at (650) 312-5824.

Sincerely yours,

/s/ David P. Goss

David P. Goss

Senior Associate General Counsel

32488-1

EDR#: LADM SMO 636758_1